UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)

Statmon Technologies Corp.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

85771Q100
(CUSIP Number)

Dean Delis, 2929 Campus, Suite 175, San Mateo, CA 94403
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

December 31, 2008
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 85771Q100

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

Dean Delis

2.	Check the Appropriate Box is a Member of a Group (See Instructions)

(a)

(b)

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization United States

	7.	Sole Voting Power 3,853,505*
Number of
Shares Bene-	8.	Shared Voting Power
Ficially
Owned by Each Reporting	9.	Sole Dispositive Power 3,853,505*
Person With
	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,853,505*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11) 25.9%

14.	Type of Reporting Person (See Instructions) IN

*See Response to Item 5 below.

Amendment No. 1 to Schedule 13D

This Amendment No. 1 to Schedule 13D is being filed by Dean Delis, the reporting person.  Mr. Delis filed an original Schedule 13D, dated October 22, 2007 (the “Original 13D”).

Item 1.	Security and Issuer

Item 1 is hereby amended and restated as follows:

The title of the class of equity security to which this statement relates is common stock, $0.01 par value.  The reporting person owns 3,618,294 shares of common stock and warrants to acquire 235,211 shares of common stock.

The issuer of the securities is Statmon Technologies Corp. (the “Issuer”).  The Issuer's principal executive offices are located at 3000 Lakeside Drive, Suite 300S, Bannockburn, IL 60015.

Item 4.	Purpose of Transaction

Item 4 is hereby amended to include the following:

This Amendment No. 1 to Schedule 13D is being filed to update the stock ownership of the reporting person to reflect stock acquisitions and sales and warrant acquisitions and exercises/exchanges by the reporting person for a total of 2,267,881 shares acquired, a total of 448,357 shares sold, a total of 3,419,322 warrants exercised and/or exchanged and a total of 410,225 warrants acquired since the filing of the Original 13D.  See Item 5(c) below.

The information supplied in this Amendment No. 1 to Schedule 13D is provided as of February 27, 2009.

Item 5.	Interest in Securities of the Issuer

Item 5 is hereby amended and restated as follows:

(a) The reporting person beneficially owns 3,618,294 shares of common stock.  If the reporting person exercised all currently owned warrants, he would beneficially own 3,853,505 shares of common stock.  The beneficial ownership of 3,853,505 shares would represent 25.9% of the issued and outstanding common stock of the Issuer.

(b) The reporting person has the sole power to vote and dispose of 3,618,294 shares.  If the reporting person exercised his warrants, he would have the sole power to vote and dispose of 3,853,505 shares.  The reporting person will be able to vote the shares of common stock underlying the warrants only if he exercises the warrants.

(c) In February 2009, the reporting person sold 6,000 shares at a price of $0.15 per share, 8,697 shares at a price of $0.16 per share, 13,070 shares at a price of $0.18 per share, 2,900 shares at a price of $0.18 per share, and 5,000 shares at a price of $0.18 per share.  In January 2009, the reporting person sold 10,000 shares at a price of $0.24 per share, 3,800 shares at a price of $0.24 per share, 10,000 shares at a price of $0.24 per share, 30,000 shares at a price of $0.24 per share, and 15,900 shares at a price of $0.22 per share. On November 5, 2008, the reporting person sold 5,000 shares at a price of $0.40 per share.  In October 2008, the reporting person sold 40,000 shares at a price of $0.46 per share, 10,000 shares at a price of $0.44 per share, 5,000 shares at a price of $0.43 per share, 9,000 shares at a price of $0.38 per share, 184,000 shares at a price of $0.3627 per share, 15,000 shares at a price of $0.4233 per share, 3,915 shares at a price of $0.41 per share, and 13,100 shares at a price of $0.4008 per share.  On September 30, 2008, the reporting person sold 150 shares at a price of $0.50.  In July 2008, the reporting person sold 7,500 shares at a price of $0.95 per share, 35,000 shares at a price of $0.865 per share, 5,000 shares at a price of $0.855 per share, 10,000 shares at a price of $0.85 per share and 325 shares at a price of $0.90 per share.  On February 28, 2008, the reporting person acquired warrants to purchase 62,045 shares at an exercise price of $1.50 per share with an expiration date of February 28, 2013 and warrants to purchase 20,000 shares at an exercise price of $1.00 per share with an expiration date of February 28, 2011.  On February 28, 2008, the reporting person received 4,545 shares of common stock in lieu of interest amounts due to the reporting person pursuant to a promissory note.  On February 20, 2008, the reporting person exchanged exchanged principal and interest of $1,129,017 for 1,129,017 shares of common stock at $1.00 per share pursuant to a note exchange and exchanged 3,389,322 warrants for 1,129,774 shares of common stock.  On January 31, 2008, the reporting person received 4,545 shares of common stock in lieu of interest amounts due to the reporting person pursuant to a promissory note, acquired warrants to purchase 62,045 shares at an exercise price of $1.50 per share with an expiration date of January 31, 2013 and acquired warrants to purchase 20,000 shares at an exercise price of $1.00 per share with an expiration date of January 31, 2011.  On December 31, 2007, the reporting person exercised 30,000 warrants to purchase 13,635 shares of common stock at a price of $1.00 per warrant and acquired warrants to purchase 60,000 shares at an exercise price of $1.00 per share with an expiration date of December 31, 2012 and warrants to purchase 186,135 shares at an exercise price of $1.50 per share with an expiration date of December 31, 2012.  Since the filing of the Original 13D, the reporting person acquired a total of 2,267,881 shares, sold a total of 448,357 shares, exercised and/or exchanged a total of 3,419,322 warrants and acquired a total of 410,225 warrants.

(d) No person is known to the reporting person to have any right to receive, or power to direct the receipt of, dividends from or the proceeds from the sale of any of the securities covered by this statement, except as provided herein.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 27, 2009	By:/s/ Dean Delis
Date	Dean Delis